NEWS RELEASE
Lithium Argentina Reports
Third Quarter 2026 Results
November 10, 2026 – Zug, Switzerland: Lithium Argentina AG (“Lithium Argentina” or the “Company”) (TSX: LAR) (NYSE: LAR) today announced its third quarter 2026 results. Unless otherwise stated, results are presented in United States dollars.

Sam Pigott, Lithium Argentina’s CEO, commented:

"Our third quarter reflects the strength and consistency of Stage 1 of the Cauchari-Olaroz operations in Jujuy, Argentina. With a 67% cash operating margin and $95 million in operating cash flow, Cauchari-Olaroz continues to demonstrate, quarter after quarter, its ability to generate substantial cash. This consistent performance and competitive cost structure differentiate us in the lithium industry.

"At the corporate level, the strategic investment from Ganfeng, advancements in the development of Stage 2 at Cauchari-Olaroz and the closing of the PPG joint venture mark important milestones in strengthening our balance sheet and consolidating our development portfolio. Together with the cash flow from Cauchari-Olaroz Stage 1, the Company has financial strength and flexibility to navigate changing market conditions and advance our development opportunities at the right pace. Our priorities remain disciplined investment and capital allocation, operational excellence and creating long-term value for shareholders."

Highlights

Cauchari-Olaroz

The Company holds a 44.8% equity interest in Exar, the operating entity for Cauchari-Olaroz, which it jointly operates with Ganfeng. Highlights for the third quarter of 2026 below are presented on a 100% basis.
Stage 1 Operations

▪Production: 9,550 tonnes of lithium carbonate were produced in the third quarter 2026, up 3% from the previous quarter 2026.
•The operation produced at 95% of design capacity, with year-to-date production reaching 28,490 tonnes, which keeps us on track to reach mid-point of our full-year guidance 35,000 - 40,000 tonnes.
▪Operating Costs: Cost of sales totaled $73 million with cash operating costs of $5,801 per tonne1 of lithium carbonate sold, and continued to be impacted by higher energy costs and a stronger Argentina peso.
▪Revenue and Pricing: Revenue was $184 million, reflecting an average realized price2 of $17,580 per tonne, and a cash operating margin2 of 67%.
▪Adjusted EBITDA2: Adjusted EBITDA was $113 million from $110 million in the previous quarter, as higher sales volumes offset lower average prices.
▪Net Income: Net income increased to $37 million from $27 million in the previous quarter, primarily reflecting higher Adjusted EBITDA and lower foreign exchange loss.
▪Operating Cash Flow: Generated $95 million in Operating Cash Flow and $92 million in Free Cash Flow from Operations3.
▪Cash Distributions: A total of $100 million cash was distributed to Lithium Argentina and Ganfeng during the third quarter.
1 Cash operating costs includes all expenditures incurred at the site such as brine management, lithium plant processing, site and provincial office overheads and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Cash operating cost per tonne is a non-GAAP financial measure or ratio and does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See “Non-IFRS and Other Financial Measures”.
2 Refer to section titled “Non-IFRS and Other Financial Measures” below.
3 Free Cash Flow from Operations is Exar net cash generated from operating activities, less capital expenditures and before the deduction of development capital expenditures, including the payment of capitalized interest. Free cash flow from Operations at Exar does not represent cash flow available to the Company at its discretion. Under the shareholder agreement governing Cauchari-Olaroz, excess cash flow (as defined therein) is distributed between the Company and Ganfeng.

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•Subsequent to quarter end, an additional $30 million was distributed, bringing the total amount to $230 million during 2026.
▪Net Debt: Third-party net debt increased by $29 million to $171 million during the quarter.
•In July, $170 million three-year syndicated facility at SOFR plus 1.05% was closed at the project level, with $36 million drawn at the end of the third quarter.

Stage 2 Expansion

On September 30, the results of a Scoping Study for the Cauchari-Olaroz Stage 2 Expansion Project were published, outlining plans to increase production capacity by 45,000 tonnes per annum ("tpa") of LCE at Cauchari-Olaroz (“Stage 2”), increasing total production capacity to approximately 85,000 tpa, with an expected 40-year operating life.

▪Attractive Economics: After-tax NPV8% of $3.1 billion and IRR of 28.5% at $18,000/t lithium carbonate, with estimated operating costs of $5,006/t and initial capital costs of approximately $1.0 billion.
▪Flexible Processing Approach: The project supports a flexible approach to direct lithium extraction ("DLE") technology selection, leveraging existing infrastructure and brownfield synergies to optimize cost, performance and environmental considerations.
▪Accelerated Development4: Advancing an initial 10,000 tpa of the planned 45,000 tpa expansion targeting first production in 2028, subject to required regulatory approvals in Argentina and China.
▪RIGI Approval: In May 2026, the Stage 2 expansion was approved under Argentina's Regimen de Incentivo para Grandes Inversiones ("RIGI"), providing long-term fiscal stability and enhanced FX and tax benefits.
▪Environmental Permitting: The Environmental Impact Assessment ("EIA") application for Stage 2 has been submitted, with environmental approval process underway.

PPG

The Company holds a 33% equity interest in a joint venture with Ganfeng to develop the PPG project in Salta Province in Argentina. The joint venture agreement was completed consolidating three adjacent lithium projects, under a development plan targeting 150,000 tpa of LCE across three phases, leveraging shared infrastructure and a unified resource base.

▪Lithium Argentina and Ganfeng continue to evaluate project financing options, including potential offtake arrangements and sales of minority interest to customers and strategic partners.
▪The RIGI application was submitted in the first quarter of 2026, with approval expected by year-end.

Lithium Argentina Financial and Corporate

▪Liquidity: As of September 30, 2026, Lithium Argentina held $312 million in cash and cash equivalents.
•Subsequent to quarter end, the Company repurchased $200 million of its convertible notes due in January 2027 for approximately $198 million in cash. Approximately $59 million remains outstanding, which the Company intends to repay at or before maturity.
▪Strategic Financing: On September 15, 2026, the Company issued a $180 million unsecured convertible debenture to a subsidiary of Ganfeng, the note bears a coupon of 4.0% per annum, matures six years from issuance and is convertible into common shares of the Company at $12.50 per share.
▪ASX Listing: The Company continued advancing plans for a secondary listing on the Australian Securities Exchange ("ASX"), complementing the Company's NYSE listing and broadening access for Asia-Pacific investors.

4 The accelerated development schedule is not reflected in the Scoping Study economics.

NEWS RELEASE

INVESTOR WEBCAST

AN INVESTOR WEBCAST HAS BEEN SCHEDULED FOR 10:00AM ET ON
TUESDAY, NOVEMBER 10, 2026.

Please use the following link to access:
Third Quarter 2026 Earnings Webcast

NEWS RELEASE
FINANCIAL RESULTS

Selected consolidated financial information of the Company is presented as follows:

Financial results	Three Months Ended September 30,
(in US$ million except per share information)	2026	2025
	$	$
Income/(loss) from continuing operations	13.6	(64.0)
Loss from discontinued operations	(0.6)	(0.5)
Net income/(loss)	13.0	(64.5)
Income/(loss) per share – basic	0.08	(0.40)
Income/(loss) per share – diluted	0.08	(0.40)

Financial results	September 30, 2026	December 31, 2025
(in US$ million)	$	$
Cash and cash equivalents	312.3	61.1
Total assets of continuing operations	821.7	1,099.8
Assets held for sale	532.0	—
Total liabilities of continuing operations	(496.3)	(282.8)
Liabilities held for sale	(0.9)	—

For the three months ended September 30, 2026, the Company reported net income of $13.0 million, compared to a net loss of $64.5 million for the three months ended September 30, 2025. The change was primarily attributable to the Company’s share of income from the Cauchari-Olaroz project of $16.8 million, compared to a share of loss of $52.5 million in the prior-year quarter, which included $26.0 million of previously unrecognized losses for 2024. The current quarter reflects improved operating results at Minera Exar driven by higher realized lithium carbonate prices and sales volumes. Results also benefited from a $7.3 million gain on the fair value remeasurement of the Company’s convertible instruments, compared to a loss of $0.4 million, and the absence of the $9.3 million loss on the JEMSE receivable recognized in the prior-year quarter. These were partially offset by lower finance and other income and higher general and administrative and finance costs.

This news release should be read in conjunction with Lithium Argentina’s unaudited condensed consolidated interim financial statements and management's discussion and analysis for the three and nine months ended September 30, 2026, which are available on SEDAR+ and EDGAR. All amounts are in U.S. dollars unless otherwise indicated.
NON-IFRS AND OTHER FINANCIAL MEASURES

EBITDA and Adjusted EBITDA

Lithium Argentina reports EBITDA and Adjusted EBITDA as non-GAAP financial measures. They do not have a standardized meaning under IFRS and may not be comparable to similar measures of other issuers. The most directly comparable IFRS measure is net income (loss). These measures are presented for the first time this quarter, with comparatives on the same basis, and are separate from Exar EBITDA and Exar Adjusted EBITDA, which were referred to as "Adjusted EBITDA" in prior-period highlights.

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EBITDA is net income (loss) before income tax, finance and other costs, finance and other income, and depreciation and amortization. Adjusted EBITDA is EBITDA excluding the share of income (loss) of equity-accounted investees, share-based compensation, foreign exchange gains and losses, fair value gains and losses on financial instruments, impairments and impairment reversals of non-financial assets, gains and losses on the JEMSE receivable, and income (loss) from discontinued operations.
Management uses Adjusted EBITDA to assess the Company's corporate cost base separately from the Cauchari-Olaroz Project. The Company believes EBITDA is useful to investors because it presents results before financing, tax and depreciation, and that Adjusted EBITDA is useful because it shows the cost of operating the Company from period to period. Adjusted EBITDA excludes the Company's principal sources of income, its share of the Project's results and interest on loans to it, and is not a measure of cash flow.

(US$ millions)	Q3-26	Q3-25	Change	9M-26	9M-25	Change
Net income (loss) for the period	13.0	(64.5)	77.5	21.7	(75.7)	97.4
(+) Income tax expense (recovery)	—	(1.8)	1.8	—	—	—
(+) Finance and other costs	8.5	7.1	1.4	24.5	21.1	3.4
(-) Finance and other income	(8.2)	(11.3)	3.1	(23.7)	(36.6)	12.9
(+) Depreciation and amortization	0.1	0.1	—	0.3	0.3	—
EBITDA	13.4	(70.4)	83.8	22.8	(90.9)	113.7
(-/+) Share of (income) loss of Cauchari-Olaroz Project[1]	(16.8)	52.5	(69.3)	(51.1)	53.4	(104.5)
(+) Share-based compensation[2]	4.0	3.2	0.8	13.2	11.8	1.4
(+/-) Foreign exchange loss (gain)[3]	—	(0.3)	0.3	(0.1)	(0.1)	—
(+/-) (Gain) loss on financial instruments measured at fair value[4]	(7.3)	0.4	(7.7)	(5.4)	(0.1)	(5.3)
(+/-) Loss (gain) on JEMSE receivable[6]	—	9.3	(9.3)	—	9.3	(9.3)
(+/-) Loss (income) from discontinued operations, net of tax[7]	0.6	0.5	0.1	3.0	0.4	2.6
Adjusted EBITDA	(6.1)	(4.8)	(1.3)	(17.6)	(16.2)	(1.4)
Note: Figures may not sum due to rounding.
1 Reflects the Company’s 44.8% share of Minera Exar’s net income, including the Project’s financing, foreign exchange, depreciation and tax items; excluded because the Project’s operating performance is presented separately through Exar EBITDA and Exar Adjusted EBITDA.
2 Non-cash, equity-settled expense of share units and stock options; excluded because it depends on the share price and grant timing rather than the cost of operating the Company.
3 Remeasurement of non-US dollar monetary balances; excluded because it reflects exchange rate movements rather than the cost of operating the Company.
4 Fair value changes in the conversion feature of the Convertible Notes; excluded because they reflect non-operating movements associated with financing arrangements.
5 Non-cash remeasurement of non-financial asset carrying amounts; excluded because it does not reflect the cost of operating the Company in the period.
6 Remeasurement of the receivable from JEMSE, recoverable from JEMSE’s share of future Minera Exar distributions; excluded because it depends on Minera Exar’s cash flows, which are themselves excluded.
7 Results of operations disposed of or classified as held for sale, presented net of tax as discontinued operations; excluded because they do not form part of the Company’s continuing cost base.

Relationship to the Exar measures (presented separately)

The Company holds a 44.8% interest in Minera Exar, jointly controlled with Ganfeng Lithium and accounted for using the equity method, and has no direct legal claim to its revenues and expenses. The Company’s share of Minera Exar’s results is recognized as its 44.8% share of Minera Exar’s after‑tax net income (loss). Exar EBITDA and Exar Adjusted EBITDA present the Project on a 100% basis. They are not attributable to the Company and are not combined with the Company’s measures.

Exar EBITDA and Adjusted EBITDA

Lithium Argentina reports “Exar EBITDA” and “Exar Adjusted EBITDA” as supplemental non-GAAP operational measures. These measures are presented on a 100% Exar basis and do not represent amounts attributable to

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Lithium Argentina or its shareholders. Lithium Argentina accounts for its 44.8% interest in Exar using the equity method and accordingly recognizes only its proportionate share of Exar’s net income or loss as a single line item in its consolidated statements of operations. These non-GAAP measures do not have a standardized meaning under IFRS and may not be comparable to similar measures disclosed by other issuers.
Management presents these measures to provide investors and other stakeholders with additional insight into the operational performance of the asset in which Lithium Argentina holds its primary interest.
Exar EBITDA is defined as Exar’s net income (loss) before income tax expense (recovery), finance costs (net), and depreciation and amortization. Exar Adjusted EBITDA further excludes foreign exchange gains and losses, gains and losses arising from derivative liabilities, other income and expense items of a non-cash or non-operating nature. These adjustments reflect items that management considers to be outside the ordinary course of operations at the Cauchari-Olaroz project and that may obscure period-to-period and peer-to-peer comparability of operating results. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our significant equity investee in order to provide liquidity to fund its own needs and service its outstanding debt, as well as repay loans provided by Lithium Argentina and pay dividends.
Exar on a 100% basis

In USD millions (unless stated otherwise)	Q3-26	Q3-25	Change	Q3-26	Q2-26	Change
Net income (loss)	36.8	(66.7)	+103.5	36.8	27.0	+9.8
Income tax expense	36.6	(20.6)	+57.2	36.6	38.1	(1.5)
Finance costs, net	26.4	35.4	(9.0)	26.4	27.9	(1.5)
Depreciation and amortization	16.6	12.2	+4.4	16.6	15.0	+1.6
Exar EBITDA	116.4	(39.7)	+156.1	116.4	108.0	+8.4
FX losses/(gains)	1.6	2.7	(1.1)	1.6	7.1	(5.5)
Derivative (gains)/losses	(1.8)	45.2	(47.0)	(1.8)	(0.9)	(0.9)
Other (income)/loss	(3.7)	(0.4)	(3.3)	(3.7)	(3.9)	+0.2
Exar Adjusted EBITDA	112.5	7.8	+104.7	112.5	110.3	+2.2
Note: The reconciliation above has been prepared using financial information from Exar's financial statements, adjusted for certain reclassifications to conform with Lithium Argentina's presentation. Figures may not sum due to rounding.
Derivative gains and losses reflect fair value changes related to an embedded derivative within Exar’s USD-denominated related party loans, that are contractually required to be settled in Argentine Pesos using the Blue-Chip Swap (“BCS”) exchange rate. The fair value of this embedded derivative fluctuates with changes in the spread between the BCS rate and the official Argentine exchange rate. These amounts are excluded from Adjusted EBITDA because they reflect non-operating fair value movements associated with financing arrangements rather than the underlying operating performance of the Cauchari-Olaroz project.

Exar Cash Operating Costs, Total Cash Costs per Tonne and Cash Operating Margin

Lithium Argentina reports Exar’s “Cash Operating Costs per tonne” and “Total Cash Costs per tonne” as key non-GAAP financial measures or ratios. These non-GAAP financial measures or ratios do not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable IFRS measure is Exar's Cost of Sales. These metrics provide investors with insight into the Company’s cost structure by excluding non-cash and non-operating items, thereby enabling better comparability of operating performance.
Cash Operating Cost (C1) includes all expenditures incurred at the site, such as brine management, lithium plant processing, site and provincial office overheads, and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs.

Total Cash Costs (C2) include all C1 costs, along with selling costs, export duties (net of refunds) and provincial royalties. Tonnes are reported on a tonnes sold basis at FOB Buenos Aires port. Exar covers the cost of transporting lithium carbonate to the port, while the delivery cost to the buyer's factory in China, along with processing and other costs are subtracted from the sales price.

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Cash operating margin is a non-GAAP ratio, calculated as Exar's revenue less Cash Operating Costs (C1), divided by revenue. It does not have a standardized meaning under IFRS and might not be comparable to similar measures disclosed by other issuers. It provides investors with insight into the cash profitability of Exar’s operations before depreciation and other non-cash items. It is a performance measure and not a measure of liquidity, and the most directly comparable IFRS measure is Exar's gross profit.

Exar on a 100% basis

In USD millions (unless stated otherwise)		Q3-26	Q3-25	Change	Q3-26	Q2-26	Change
Cost of sales	M$	73.4	57.0	16.4	73.4	63.1	10.3
(-) Depreciation and inventory net realizable value adjustments	M$	(16.6)	(12.6)	(4.0)	(16.6)	(15.0)	(1.6)
(+) General & administration and sales logistics	M$	4.0	4.5	(0.5)	4.0	4.4	(0.4)
C1: Cash Operating Costs	M$	60.8	48.9	11.9	60.8	52.5	8.3
(+) Selling costs, duties and royalties	M$	9.8	1.7	8.1	9.8	9.9	(0.1)
C2: Total Cash Costs	M$	70.6	50.6	20.0	70.6	62.4	8.2
Li2CO3 Shipments (dry base)	tns	10,488	7,775	2,713	10,488	8,901	1,587
C1 Total Cash Operating Costs per tonne	$/tn	5,801	6,285	(484)	5,801	5,897	(96)
C2 Total Cash Costs per tonne	$/tn	6,734	6,514	220	6,734	7,005	(271)
Notes: Quarterly amounts added together may not equal to the total reported for the period due to rounding.

Free Cash Flow and Free Cash Flow from Operations

Lithium Argentina reports Free Cash Flow and Free Cash Flow from Operations as non-GAAP financial measures. They do not have a standardized meaning under IFRS and may not be comparable to similar measures of other issuers. The most directly comparable IFRS measure is net cash from (used in) operating activities. These measures are presented for the first time this quarter, with comparatives on the same basis, and are separate from Exar Free Cash Flow and Exar Free Cash Flow from Operations.

Free Cash Flow is net cash from (used in) operating activities of continuing operations, less capital expenditures, being purchases of property, plant and equipment, intangible assets and exploration and evaluation assets, plus net cash flows with associates and joint ventures, being repayments of loans, interest, dividends and other distributions received, less loans advanced or acquired and capital contributions made. It includes interest paid, and interest received other than from associates and joint ventures, regardless of where they are classified in the statement of cash flows. Free Cash Flow from Operations is Free Cash Flow before net cash flows with associates and joint ventures.

Management uses Free Cash Flow to assess the cash the Company generates after amounts received from the Cauchari-Olaroz Project, which the Company receives through repayment of shareholder loans and interest rather than dividends, and Free Cash Flow from Operations to assess the cash cost of operating the Company. The Company believes the measures are useful to investors for the same reasons. Neither measure represents residual cash available for discretionary use, and both are stated before repayment of the Company's convertible notes and debentures.

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(US$ millions)	Q3-26	Q3-25	Change	9M-26	9M-25	Change
Net cash used in operating activities	(12.0)	(7.1)	(4.9)	(22.6)	(27.8)	5.2
(+) Discontinued operations	0.7	1.0	(0.3)	2.4	3.9	(1.5)
Operating cash flow - continuing operations	(11.3)	(6.1)	(5.2)	(20.2)	(23.9)	3.7
(-) Purchases of PP&E and E&E assets	—	—	—	—	—	—
(+) Loans and interest received from Exar Capital	45.6	—	45.6	58.6	3.9	54.7
(-) Acquisition of Exar Capital loans	—	—	—	(26.0)	—	(26.0)
Free Cash Flow	34.3	(6.1)	40.4	12.4	(20.0)	32.4
(-) Net cash flows with associates and joint ventures	(45.6)	—	(45.6)	(32.6)	(3.9)	(28.7)
Free Cash Flow from Operations	(11.3)	(6.1)	(5.2)	(20.2)	(23.9)	3.7
Note: Figures may not sum due to rounding. Free Cash Flow from Operations is not comparable to Exar Free Cash Flow from Operations, which is stated before development capital expenditures.

Exar Free Cash Flow and Exar Free Cash Flow from Operations

Lithium Argentina reports “Exar Free Cash Flow” and “Exar Free Cash Flow from Operations” as supplemental non-GAAP financial measures, presented on a 100% Exar basis. They are not standardized financial measures under IFRS and may not be comparable to similar measures disclosed by other issuers, including measures with similar titles. Exar Free Cash Flow is net cash generated from operating activities of Exar, less capital expenditures. Exar Free Cash Flow from Operations is Exar Free Cash Flow before the deduction of development capital expenditures, including the payment of capitalized interest. The most directly comparable IFRS measure for both is net cash generated from operating activities of Exar, presented under “Financial Information of Exar (on a 100% basis) – Cash Flows” above, where the underlying amounts are also disclosed.

Sustaining capital expenditures and development capital expenditures are supplementary financial measures which together comprise purchases of property, plant and equipment. Sustaining capital expenditures maintain existing operations and current production levels; development capital expenditures increase current or future production capacity, cash flow or earnings potential. Both are measured on a cash basis, and where an expenditure serves both purposes, classification follows its primary purpose. Development capital expenditures include the payment of capitalized interest settled during the periods presented.

Because Lithium Argentina’s interest in Cauchari-Olaroz is held through an equity-accounted investment rather than a controlled subsidiary, Exar’s cash flows are not presented in the Company’s consolidated statement of cash flows. Exar Free Cash Flow gives users visibility into the cash generated by the underlying operating asset after all capital expenditure incurred in the period. Development capital expenditures, including payment of capitalized interest are deducted in Exar Free Cash Flow because they are a cash cost of acquiring those production assets; had that interest been paid as it accrued rather than deferred, the cash outflow would have been included in purchases of property, plant and equipment in earlier periods. Other amounts within Exar’s investing and financing activities are not deducted, principally treasury investment activity, VAT recovery arising in the comparative period only, and movements in loan principal.

Exar Free Cash Flow from Operations is presented in addition to, and not in place of, Exar Free Cash Flow, to show the operation’s cash generation before development capital expenditures. Development capital expenditures in the periods presented relate to the settlement of interest capitalized prior to commercial production, payable to Exar Capital, a financing company jointly owned by Lithium Argentina and Ganfeng. The capitalized balance was fixed, and the remaining approximately $18.9 million was fully settled during the three months ended September 30, 2026. Development capital expenditures of approximately $19.6 million for the three months ended September 30, 2026 include approximately $0.7 million of costs incurred in connection with the settlement. No capitalized interest remains payable.

Neither measure represents an amount attributable to Lithium Argentina or its shareholders, nor residual cash available for discretionary use, and both are stated before scheduled principal repayments and interest on Exar’s

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third-party debt. Free Cash Flow from Operations at Exar does not represent cash flow available to the Company at its discretion. Under the shareholder agreement governing Cauchari-Olaroz, excess cash flow (as defined therein) is distributed between the Company and Ganfeng.

Exar on a 100% basis

	Three Months Ended September 30,		Nine Months Ended September 30,
In USD millions (unless stated otherwise)	2026	2025	2026	2025
Net cash generated from operating activities (IFRS)	94.6	5.2	272.6	(33.7)
(-) Purchases of PP&E	(2.8)	(3.4)	(6.5)	(9.6)
(-) Settlement of interest capitalized during construction	(19.6)	—	(36.1)	—
Exar Free Cash Flow	72.2	1.8	230.0	(43.3)
(+) Settlement of interest capitalized during construction	19.6	—	36.1	—
Exar Free Cash Flow from Operations	91.8	1.8	266.1	(43.3)
Note: The reconciliation above has been prepared using financial information from Exar’s financial statements, adjusted for certain reclassifications to conform with Lithium Argentina’s presentation. Figures may not sum due to rounding. Exar Free Cash Flow from Operations is presented in addition to, and not in place of, Exar Free Cash Flow.

Average realized lithium price

Lithium Argentina reports Exar’s average realized lithium price as a key non-GAAP financial measure. This non-GAAP financial measure does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.
Scientific & Technical Information and Qualified Persons

The scientific and technical information in this press release in respect to the updated mineral resource has been reviewed and approved by the independent QPs listed below, each of whom is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects

David Burga, P.Geo.
Mark King, PhD P.Geo., FGC

The scientific and technical information in this press release in respect of Cauchari-Olaroz has been reviewed and approved by David Burga, P.Geo., a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is a producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Group Co., Ltd. (“Ganfeng”) operates the Cauchari-Olaroz lithium brine operation in the Jujuy province of Argentina and is advancing PPG in the Salta province of Argentina. Lithium Argentina currently trades on the TSX and on the NYSE under the ticker “LAR”.

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For further information contact:
Investor Relations
Telephone: +1 778-653-8092
Email: kelly.obrien@lithium-argentina.com
Website: http://www.lithium-argentina.com

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Forward-looking information in this news release include, without limitation, information with respect to the following matters or the Company’s expectations relating to such matters:  mineral resource estimates; the results of the Stage 2 Scoping Study, including, without limitation, expected mine life, production, capital and operating costs, IRR, NPV and other economic and operating parameters for Stage 2; the impacts of the increase in resources on the Company’s growth strategy and for staged capacity expansions at Cauchari-Olaroz; the timing and amount of future production, capacity and anticipated costs; expectations with respect to the PPG joint venture; the ability of the Company to repay its existing corporate debt, including the repayment of the remaining convertible notes due in January 2027; future distributions of cash from Exar; production guidance; permitting and expectations related to the timing of RIGI approval and related benefits; and the Company’s consideration of additional stock exchange listings.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Company’s projects; the business relationship between the Company and Ganfeng; ability of the Company to fund, advance and develop Cauchari-Olaroz and its other projects, and expected production and the timing thereof at Cauchari-Olaroz; ability of the Company to fund, advance and develop PPG; the successful operation of Cauchari-Olaroz under its co-ownership structure; ability of the Company to produce battery quality lithium products; the ability to operate in a safe and effective manner; uncertainties relating to obtaining and/or maintaining mining, exploration, development, environmental and other permits or approvals in Argentina including the Company’s RIGI applications; demand for lithium, including that such demand is supported by growth in the electric vehicle market; impact of increasing competition in the lithium business, including the Company’s competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; estimates costs for the project or operation; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; and the ability to achieve full production; and accuracy of budget and estimates.

NEWS RELEASE
Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: the operations may not operate and produce as planned; cost overruns; market prices affecting development of the operation; risks associated with co-ownership arrangements; risks with ability to successfully secure adequate financing if necessary; risks to the growth of the lithium markets; lithium prices; inability to obtain any future required governmental permits and that operations may be limited by government-imposed limitations; technology, cyber security and artificial intelligence risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of or continued hostilities in Ukraine, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, fuel prices, supply chains, equipment and construction prices and on capital markets in general; emerging and developing market risks; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project or operation parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to the Company’s projects; geological or technical or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; restrictive covenants in debt instruments; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; uncertainties inherent to economic studies such as the Scoping Study; there being no assurance that the Company will seek any new stock exchange listing nor successfully obtain one; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent Annual Report on Form 20-F, copies of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.